UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   G. Jackson Tankersley, Jr.
   751 International Island Drive
   Castle Rock, CO 80104

2. Date of Event Requiring Statement (Month/Day/Year)
   11/09/2001

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Exabyte Corporation
   EXBT

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other
   (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

<TABLE>
<CAPTION>

Table I -- Non-Derivative Securities Beneficially Owned

1. Title of Security	2. Amount of Securities Beneficially Owned	3. Ownership Form: Direct(D) or Indirect(I)	4. Nature of Indirect Beneficial Ownership
<S>	<C>	<C>	<C>
Common	64,000	I	See Note 1
Common	3,507,200	I	See Note 2
Common	428,800	I	See Note 3
Common	12,212	I	See Note 4
Common	29,853	I	See Note 5
Common	21,404	I	See Note 6

<CAPTION>

Table II -- Derivative Securitites Beneficially Owned

1.Title of Derivative Security	2.Date Exercisable and Expiration Date(Month/Day/Year)	3.Title and Amount of Underlying Securities		4. Conversion or exercise price of deri-	5. Ownership Form of Derivative	6. Nature of Indirect Beneficial Ownership
			Amount			

	Date Exer-cisable	Expira-tion Date	Title	or Number of Shares	vative Security	Security: Direct(D) or Indirect(I)	
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
Common (Right to buy)	See Note7	11/09/11	Common	20,000	$0.65	D	
Series H convertible preferred	11/09/01	N/A	Common	71,111	$1.00	I	See Note 1
Series H convertible preferred	11/09/01	N/A	Common	3,896,890	$1.00	I	See Note 2
Series H convertible preferred	11/09/01	N/A	Common	476,444	$1.00	I	See Note 3
Series H convertible preferred	11/09/01	N/A	Common	21,773	$1.00	I	See Note 4
Series H convertible preferred	11/09/01	N/A	Common	76,881	$1.00	I	See Note 5
Series H convertible preferred	11/09/01	N/A	Common	32,884	$1.00	I	See Note 6

</TABLE>

Explanation of Responses:
NOTE 1: Shares are held by Meritage Entrepreneurs Fund, L.P. Reporting
         person is a managing member of the sole general partner of Meritage
         Entrepreneurs Fund, L.P., Meritage Investment Partners, LLC. Mr.
         Tankersley disclaims all beneficial ownership of such shares.
NOTE 2: Shares are held by Meritage Private Equity Fund, L.P. Reporting
         person is a managing member of the sole general partner of Meritage
         Private Equity Fund, L.P., Meritage Investment Partners, LLC. Mr.
         Tankersley disclaims all beneficial ownership of such shares.
NOTE 3: Shares are held by Meritage Private Equity Parallel Fund, L.P.
         Reporting person is a managing member of the sole general partner
         of Meritage Private Equity Parallel Fund, L.P., Meritage Investment
         Partners, LLC. Mr. Tankersley disclaims all beneficial ownership of
         such shares.
NOTE 4: Shares are held by The Millennial Fund. The Millennial Fund is not
         a separate legal entity and the reporting person is the beneficial
         owner of all shares held in that name.
NOTE 5: Shares are held by Millennial Holdings, LLC. Reporting person is
         the managing member of Millennial Holdings LLC and disclaims all
         beneficial ownership of such shares.
NOTE 6: Shares are held by Tankersley Family Limited Partnership. Reporting
         person is the sole general partner of Tankersley Family Limited
         Partnership and disclaims beneficial ownership of such shares.
NOTE 7: Stock Options granted to directors pursuant to the Company's Incentive
         Plan vest as to 2% per month thereafter over 50 months.

SIGNATURE OF REPORTING PERSON

/s/ G. Jackson Tankersley

DATE

November 19, 2001
